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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                   00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.                   ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                           IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,                     1800 AVENUE OF THE STARS,
        20TH FLOOR                                 SUITE 900
        COSTA MESA, CA  92626                      LOS ANGELES, CA 90067
        (714) 540-1235                             (310) 203-7659


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                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

        On January 7, 1998, the Company issued press releases announcing the filing of the Federal Complaint (as defined under Item 8 below) and responding to certain comments of the Company's former Chairman Gary L. Davidson. Copies of such press releases are filed as Exhibits 7 and 8 hereto and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

        On January 6, 1998, the Company filed a complaint (the "Federal Complaint") in the United States District Court for the Central District of California (the "Federal Court") against Emeritus and EMAC, seeking, among other things, to obtain a preliminary and permanent injunction to prevent Emeritus from pursuing the Emeritus Tender Offer and from soliciting proxies from ARV's shareholders or taking any other steps to attempt to replace the current Board until such time as Emeritus waives the conditions to the Emeritus Tender Offer (the "Federal Action"). The Federal Complaint alleges violations of federal securities laws and California law prohibiting unfair competition and breach of fiduciary duty. On that same day, and in connection with the Federal Action, the Company filed with the Federal Court an Ex Parte Application for Leave to Conduct Expedited Discovery and an Order Shortening Time for a Hearing on Plaintiff's Motion for a Preliminary Injunction (the "Ex Parte Application"). Copies of the Federal Complaint and the Ex Parte Application are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS


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        The response to Item 9 is hereby amended by adding the following new exhibits:

        7.     Text of Press Release issued by the Company dated
               January 7, 1998.

        8.     Text of Press Release issued by the Company dated January 7,
               1998.

        9. Complaint in ARV Assisted Living, Inc. v. Emeritus Corporation, et al., case no. SA-CV-98-9-LHM (EEX).

       10. Ex Parte Application for Leave to Conduct Expedited Discovery and an Order Shortening Time for a Hearing on Plaintiff's Motion for a Preliminary Injunction, dated January 6, 1998.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            ARV ASSISTED LIVING, INC.

                                            By: /s/ SHEILA M. MULDOON
                                               -------------------------------
                                               Sheila M. Muldoon
                                               Vice President, General
                                               Counsel and Secretary

Dated January 7, 1998


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                                  EXHIBIT INDEX


EXHIBIT               DESCRIPTION                         PAGE NO.
--------   ---------------------------------------        ---------
 7.        Text of Press Release issued by the
           Company dated January 7, 1998

 8.        Text of Press Release issued by the
           Company dated January 7, 1998

 9.        Complaint in ARV Assisted Living, Inc.
           v. Emeritus Corporation, et al., case
           no. SA-CV-98-9-LHM (EEX)

10.        Ex Parte Application for Leave to
           Conduct Expedited Discovery and an
           Order Shortening Time for a Hearing on
           Plaintiff's Motion for a Preliminary
           Injunction, dated January 6, 1998


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